UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 4

                            Interpharm Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    460588106
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

          Joan P. Neuscheler                         Gloria M. Skigen
  Tullis-Dickerson Capital Focus III, L.P.        Martin, Lucas & Chioffi
  c/o Tullis-Dickerson Partners III, L.L.C.          177 Broad Street
       Two Greenwich Plaza, 4th Fl.                 Stamford, CT 06901
          Greenwich, CT 06830                         (203) 973-5222
            (203) 629-8700

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 1, 2008
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent. * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.      460588106                               PAGE 2 OF 11 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Tullis-Dickerson Capital Focus III, L.P. IRS # 06-1621801
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware, United States of America
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        0
                ----------------------------------------------------------------
NUMBER OF        8      SHARED VOTING POWER
SHARES
BENEFICIALLY            568,647 shares of Common Stock;
OWNED BY
EACH                    2,281,914 shares of Common Stock issuable upon exercise
REPORTING               of the Amended and Restated Warrants;
PERSON WITH
                        10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                        877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                        307,017 shares of Common Stock issuable upon
                        conversion of the Note Warrants (1)
                ----------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        0
                ----------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        568,647 shares of Common Stock;

                        2,281,914 shares of Common Stock issuable upon exercise of the Amended and Restated Warrants; and

                        10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                        877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                        307,017 shares of Common Stock issuable upon
                        conversion of the Note Warrants (1)
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                        568,647 shares of Common Stock;

                        2,281,914 shares of Common Stock issuable upon exercise of the Amended and Restated Warrants; and

                        10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                        877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                        307,017 shares of Common Stock issuable upon
                        conversion of the Note Warrants (1))
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18% (see Item 5)(1)
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

-----------------------
(1) Does not include shares of Common Stock (including shares of Common Stock and shares of Common Stock issuable upon the conversion of preferred stock and exercise of warrants and options) held by parties to (i) the Irrevocable Proxy Agreement other than the Reporting Persons, as discussed in Item 4 of the Amendment No. 1 and (ii) the Proceeds Sharing Agreement, other than the Reporting Persons, as discussed in Item 4 of the Amendment No. 3.

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.      460588106                               PAGE 3 OF 11 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Tullis-Dickerson Partners III, L.L.C. IRS # 06-1621800
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware, United States of America
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        0
                ----------------------------------------------------------------
NUMBER OF        8      SHARED VOTING POWER
SHARES
BENEFICIALLY            568,647 shares of Common Stock;
OWNED BY
EACH                    2,281,914 shares of Common Stock issuable upon exercise
REPORTING               of the Amended and Restated Warrants;
PERSON WITH
                        10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                        877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                        307,017 shares of Common Stock issuable upon
                        conversion of the Note Warrants (1)
                ----------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        0
                ----------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        568,647 shares of Common Stock;

                        2,281,914 shares of Common Stock issuable upon exercise of the Amended and Restated Warrants; and

                        10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                        877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                        307,017 shares of Common Stock issuable upon
                        conversion of the Note Warrants (1)
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                        568,647 shares of Common Stock;

                        2,281,914 shares of Common Stock issuable upon exercise of the Amended and Restated Warrants; and

                        10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                        877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                        307,017 shares of Common Stock issuable upon
                        conversion of the Note Warrants (1)
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18% (see Item 5)(1)
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

-----------------------
(1) Does not include shares of Common Stock (including shares of Common Stock and shares of Common Stock issuable upon the conversion of preferred stock and exercise of warrants and options) held by parties to (i) the Irrevocable Proxy Agreement other than the Reporting Persons, as discussed in Item 4 of the Amendment No. 1 and (ii) the Proceeds Sharing Agreement, other than the Reporting Persons, as discussed in Item 4 of the Amendment No. 3.

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.      460588106                               PAGE 4 OF 11 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Joan P. Neuscheler
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        0
                ----------------------------------------------------------------
NUMBER OF        8      SHARED VOTING POWER
SHARES
BENEFICIALLY            568,647 shares of Common Stock;
OWNED BY
EACH                    2,281,914 shares of Common Stock issuable upon exercise
REPORTING               of the Amended and Restated Warrants;
PERSON WITH
                        10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                        877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                        307,017 shares of Common Stock issuable upon
                        conversion of the Note Warrants (1)
                ----------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        0
                ----------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        568,647 shares of Common Stock;

                        2,281,914 shares of Common Stock issuable upon exercise of the Amended and Restated Warrants; and

                        10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                        877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                        307,017 shares of Common Stock issuable upon
                        conversion of the Note Warrants (1)
------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                        568,647 shares of Common Stock;

                        2,281,914 shares of Common Stock issuable upon exercise of the Amended and Restated Warrants; and

                        10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                        877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                        307,017 shares of Common Stock issuable upon
                        conversion of the Note Warrants (1)
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18% (see Item 5)(1)
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

-----------------------
(1) Does not include shares of Common Stock (including shares of Common Stock and shares of Common Stock issuable upon the conversion of preferred stock and exercise of warrants and options) held by parties to (i) the Irrevocable Proxy Agreement other than the Reporting Persons, as discussed in Item 4 of the Amendment No. 1 and (ii) the Proceeds Sharing Agreement, other than the Reporting Persons, as discussed in Item 4 of the Amendment No. 3.

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.      460588106                               PAGE 5 OF 11 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          James L.L. Tullis
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        0
                ----------------------------------------------------------------
NUMBER OF        8      SHARED VOTING POWER
SHARES
BENEFICIALLY            568,647 shares of Common Stock;
OWNED BY
EACH                    2,281,914 shares of Common Stock issuable upon exercise
REPORTING               of the Amended and Restated Warrants;
PERSON WITH
                        10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                        877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                        307,017 shares of Common Stock issuable upon
                        conversion of the Note Warrants (1)
                ----------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        0
                ----------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        568,647 shares of Common Stock;

                        2,281,914 shares of Common Stock issuable upon exercise of the Amended and Restated Warrants; and

                        10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                        877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                        307,017 shares of Common Stock issuable upon
                        conversion of the Note Warrants (1)
------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                        568,647 shares of Common Stock;

                        2,281,914 shares of Common Stock issuable upon exercise of the Amended and Restated Warrants; and

                        10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                        877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                        307,017 shares of Common Stock issuable upon
                        conversion of the Note Warrants (1)
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18% (see Item 5)(1)
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

-----------------------
(1) Does not include shares of Common Stock (including shares of Common Stock and shares of Common Stock issuable upon the conversion of preferred stock and exercise of warrants and options) held by parties to (i) the Irrevocable Proxy Agreement other than the Reporting Persons, as discussed in Item 4 of the Amendment No. 1 and (ii) the Proceeds Sharing Agreement, other than the Reporting Persons, as discussed in Item 4 of the Amendment No. 3.

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.      460588106                               PAGE 6 OF 11 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Thomas P. Dickerson
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        0
                ----------------------------------------------------------------
NUMBER OF        8      SHARED VOTING POWER
SHARES
BENEFICIALLY            568,647 shares of Common Stock;
OWNED BY
EACH                    2,281,914 shares of Common Stock issuable upon exercise
REPORTING               of the Amended and Restated Warrants;
PERSON WITH
                        10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                        877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                        307,017 shares of Common Stock issuable upon
                        conversion of the Note Warrants (1)
                ----------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        0
                ----------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        568,647 shares of Common Stock;

                        2,281,914 shares of Common Stock issuable upon exercise of the Amended and Restated Warrants; and

                        10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                        877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                        307,017 shares of Common Stock issuable upon
                        conversion of the Note Warrants (1)
------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                        568,647 shares of Common Stock;

                        2,281,914 shares of Common Stock issuable upon exercise of the Amended and Restated Warrants; and

                        10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                        877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                        307,017 shares of Common Stock issuable upon
                        conversion of the Note Warrants (1)
------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18% (see Item 5)(1)
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

-----------------------
(1) Does not include shares of Common Stock (including shares of Common Stock and shares of Common Stock issuable upon the conversion of preferred stock and exercise of warrants and options) held by parties to (i) the Irrevocable Proxy Agreement other than the Reporting Persons, as discussed in Item 4 of the Amendment No. 1 and (ii) the Proceeds Sharing Agreement, other than the Reporting Persons, as discussed in Item 4 of the Amendment No. 3.

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.      460588106                               PAGE 7 OF 11 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Lyle A. Hohnke
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        0
                ----------------------------------------------------------------
NUMBER OF        8      SHARED VOTING POWER
SHARES
BENEFICIALLY            568,647 shares of Common Stock;
OWNED BY
EACH                    2,281,914 shares of Common Stock issuable upon exercise
REPORTING               of the Amended and Restated Warrants;
PERSON WITH
                        10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                        877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                        307,017 shares of Common Stock issuable upon
                        conversion of the Note Warrants (1)
                ----------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        0
                ----------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        568,647 shares of Common Stock;

                        2,281,914 shares of Common Stock issuable upon exercise of the Amended and Restated Warrants; and

                        10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                        877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                        307,017 shares of Common Stock issuable upon
                        conversion of the Note Warrants (1)
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                        568,647 shares of Common Stock;

                        2,281,914 shares of Common Stock issuable upon exercise of the Amended and Restated Warrants; and

                        10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                        877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                        307,017 shares of Common Stock issuable upon
                        conversion of the Note Warrants (1)
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18% (see Item 5)(1)
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

-----------------------
(1) Does not include shares of Common Stock (including shares of Common Stock and shares of Common Stock issuable upon the conversion of preferred stock and exercise of warrants and options) held by parties to (i) the Irrevocable Proxy Agreement other than the Reporting Persons, as discussed in Item 4 of the Amendment No. 1 and (ii) the Proceeds Sharing Agreement, other than the Reporting Persons, as discussed in Item 4 of the Amendment No. 3.

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP NO.      460588106                               PAGE 8 OF 11 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Timothy M. Buono
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        0
                ----------------------------------------------------------------
NUMBER OF        8      SHARED VOTING POWER
SHARES
BENEFICIALLY            568,647 shares of Common Stock;
OWNED BY
EACH                    2,281,914 shares of Common Stock issuable upon exercise
REPORTING               of the Amended and Restated Warrants;
PERSON WITH
                        10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                        877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                        307,017 shares of Common Stock issuable upon
                        conversion of the Note Warrants (1)
                ----------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        0
                ----------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        568,647 shares of Common Stock;

                        2,281,914 shares of Common Stock issuable upon exercise of the Amended and Restated Warrants; and

                        10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                        877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                        307,017 shares of Common Stock issuable upon
                        conversion of the Note Warrants (1)
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                        568,647 shares of Common Stock;

                        2,281,914 shares of Common Stock issuable upon exercise of the Amended and Restated Warrants; and

                        10,526,316 shares of Common Stock issuable upon conversion of the Series D-1 Preferred Stock;

                        877,194 shares of Common Stock issuable upon conversion of the Convertible Notes; and

                        307,017 shares of Common Stock issuable upon
                        conversion of the Note Warrants (1)
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18% (see Item 5)(1)
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

-----------------------
(1) Does not include shares of Common Stock (including shares of Common Stock and shares of Common Stock issuable upon the conversion of preferred stock and exercise of warrants and options) held by parties to (i) the Irrevocable Proxy Agreement other than the Reporting Persons, as discussed in Item 4 of the Amendment No. 1 and (ii) the Proceeds Sharing Agreement, other than the Reporting Persons, as discussed in Item 4 of the Amendment No. 3.

                                 SCHEDULE 13D/A

The Schedule 13D filed on June 6, 2006 (the "Schedule 13D") by Tullis-Dickerson Capital Focus III, L.P. ("Capital Focus III"), Tullis-Dickerson Partners III, L.L.C. ("Partners III"), Joan P. Neuscheler ("Neuscheler"), James L. L. Tullis ("Tullis"), Thomas P. Dickerson ("Dickerson"), Lyle A. Hohnke ("Hohnke") and Timothy M. Buono ("Buono" and together with Capital Focus III, Partners III, Neuscheler, Tullis, Dickerson and Hohnke, the "Reporting Persons") relating to the common stock, par value $0.01 per share (the "Common Stock"), of Interpharm Holdings, Inc. (the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D filed on November 16, 2007 (the "Amendment No. 1"), Amendment No. 2 to the
Schedule 13D filed on February 29, 2008 (the "Amendment No. 2") and Amendment No. 3 to the Schedule 13D filed on April 29, 2008 (the "Amendment No. 3"), is hereby amended as set forth in this Amendment No. 4.

ITEM 4. PURPOSE OF TRANSACTION.

ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

On May 2, 2008 the Issuer, Amneal Pharmaceuticals of New York, LLC, a Delaware limited liability company, ("Amneal") and certain shareholders of the Issuer, including, but not limited to, Capital Focus III, (the "Majority Shareholders"), with respect to only certain provisions specified therein, entered into that certain First Amendment to Asset Purchase Agreement (the "First Amendment to Asset Purchase Agreement"), pursuant to which the terms of the Asset Purchase Agreement (as defined in Amendment No. 3) were amended. None of the provisions with respect to which the Majority Shareholders executed the Asset Purchase Agreement were amended by the First Amendment to Asset Purchase Agreement.

On May 1, 2008, Capital Focus III, Aisling Capital II, L.P. ("Aisling", and Aisling together with Capital Focus III, the "Series D-1 Holders"), Ravis Holdings I, LLC ("Ravis Holdings"), P&K Holdings, LLC ("P&K Holdings"), Dr.
Maganlal K. Sutaria, Perry Sutaria, Raj Holdings I, LLC ("Raj Holdings", and together with Perry Sutaria, and Dr. Maganlal K. Sutaria, the "Series A-1 Holders", and the Series A-1 Holders together with the Series D-1 Holders, the "Preferred Holders"), Raj Sutaria, Ravi Sutari and Bhupatalal K. Sutaria, entered into that certain Amended and Restated Proceeds Sharing Agreement (the "Amended and Restated Proceeds Sharing Agreement") pursuant to which the parties agreed to amend the terms of the Proceeds Sharing Agreement (as defined in Amendment No. 3).

Pursuant to the Amended and Restated Proceeds Sharing Agreement, the Series D-1 Holders agreed, severally and not jointly, that, if, as a result of the Asset Purchase, the holders of Common Stock of the Issuer receive aggregate cash distributions of less than $3,000,000 and such Series D-1 Holder receives distributions based on its holdings of the Series D-1 Preferred Stock (as defined in the Amendment No. 1) in excess of $6,500,000, such Series D-1 Holder may direct the Issuer to distribute or shall itself distribute, such excess amount to all holders of the Common Stock of the Issuer on a pro rata basis until all holders of Common Stock have received aggregate distributions of at least $3,000,000 together with any distributions received from the Company or Amneal.

Pursuant to the Amended and Restated Proceeds Sharing Agreement, the Preferred Holders agreed, severally and not jointly, that, if, as a result of the Asset Purchase (as defined in Amendment No. 3), each of the Series D-1 Holders receive distributions based on their holdings of the Series D-1 Preferred Stock in excess of $2,000,000, each Preferred Holder may direct the Issuer to distribute or shall itself distribute, such Preferred Holder's pro rata share of $850,000 to Bhupatalal K. Sutaria; provided that to the extent that Bhupatalal K. Sutaria receives aggregate distributions from the Company, Amneal or the Series D-1 Holders in an amount greater than $250,000, then any such excess amount shall reduce, dollar for dollar, the aggregate amount payable to him pursuant to the Amended and Restated Proceeds Sharing Agreement.

Pursuant to the Amended and Restated Proceeds Sharing Agreement, the Preferred Holders agreed, severally and not jointly, that, if, as a result of the Asset Purchase, each of the Series D-1 Holders receive distributions based on their holdings of the Series D-1 Preferred Stock in excess of $2,000,000, each Preferred Holder may direct the Issuer to distribute or shall itself distribute, such Preferred Holder's pro rata share of $350,000 to Raj Sutaria; provided that to the extent that Raj Sutaria receives aggregate distributions from the Company, Amneal or the Series D-1 Holders in an amount greater than $200,000, then any such excess shall reduce, dollar for dollar, the aggregate amount payable to him pursuant to the Amended and Restated Proceeds Sharing Agreement. In the event that the Series D-1 Holders receive distributions as a result of the Asset Sale of less than $2,400,000, then the amount that the Preferred Holders would otherwise have to pay to Bhupatalal K. Sutaria and Raj Sutaria pursuant to the Amended and Restated Proceeds Sharing Agreement shall be reduced (ratably as between Bhupatalal K. Sutaria and Raj Sutaria) such that each of the Series D-1 Holders will retain, after the payments to Bhupatalal K. Sutaria and Raj Sutaria, at least $2,000,000.

The foregoing description of the First Amendment to Asset Purchase Agreement and the Amended and Restated Proceeds Sharing Agreement is a summary only and is qualified in its entirety by reference to the First Amendment to Asset Purchase Agreement and the Amended and Restated Proceeds Sharing Agreement which are filed as Exhibits 16 and 17 hereto, respectively, and incorporated herein by reference.


ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED AND RESTATED AS follows:

(a) As of the date of this Amendment No. 4, the Reporting Persons may be deemed to beneficially own 14,561,088 shares of Common Stock including (i) 2,281,914 shares of Common Stock issuable to Capital Focus III upon exercise of the Amended and Restated Warrants (as defined in the Amendment No. 1); (ii) 10,526,316 shares of Common Stock issuable to Capital Focus III upon conversion of the Series D-1 Preferred Stock (as defined in the Amendment No. 1); (iii) 877,194 shares of Common Stock issuable to Capital Focus III upon conversion of the Convertible Notes (as defined in the Amendment No. 1); (iv) 307,017 shares of Common Stock issuable to Capital Focus III upon conversion of the Note Warrants (as defined in the Amendment No. 1); and (v) 568,647 shares of Common Stock currently owned by Capital Focus III. The 14,561,088 shares of Common Stock that the Reporting Persons may be deemed to beneficially own represent 18% of the Common Stock. The percentages used in this Amendment No. 4 are calculated based upon 66,738,422 shares of Common Stock outstanding as of February 11, 2008, which is the total number shares of Common Stock outstanding as of such date as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on February 15, 2008. Partners III is the sole general partner of Capital Focus III. Neuscheler, Tullis, Dickerson, Hohnke and Buono share voting and/or dispositive power over all shares of Common Stock held by Capital Focus
III. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned except to the extent of their pecuniary interests therein. As discussed in Item 4 of Amendment No. 1, the Reporting Persons may be deemed to be a group with the parties to the Irrevocable Proxy Agreement (as defined in the Amendment No. 1) within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, however, the Reporting Persons disclaim the creation of a group with the parties to the Irrevocable Proxy Agreement. As discussed in Item 4 of Amendment No. 3, the Reporting Persons may be deemed to be a group with the parties to the Proceeds Sharing Agreement within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, however, the Reporting Persons disclaim the creation of a group with the parties to the Proceeds Sharing Agreement.

(b) Partners III is the sole general partner of Capital Focus III. Neuscheler, Tullis, Dickerson, Hohnke and Buono share voting and/or dispositive power over all shares. These individuals disclaim beneficial ownership of the shares of Common Stock beneficially owned by the above entities except to the extent of their pecuniary interests therein. The Reporting Persons disclaim their ability to direct the voting of Issuer shares, other than those held directly by the Reporting Persons, as a result of the Irrevocable Proxy Agreement or the Proceeds Sharing Agreement as discussed in Item 4 of Amendment No. 1. The Reporting Persons disclaim their ability to direct the voting of Issuer shares, other than those held directly by the Reporting Persons, as a result of the Proceeds Sharing Agreement as discussed in Item 4 of Amendment No. 3.

(c) During the last sixty days there were no transactions in the Common Stock effected. The Reporting Persons disclaim their ability to direct the voting of the Common Stock as a result of the Irrevocable Proxy Agreement as discussed in
Item 4 of Amendment No. 1. The Reporting Persons disclaim their ability to direct the voting of the Common Stock as a result of the Proceeds Sharing Agreement as discussed in Item 4 of Amendment No. 3.

(d) The partners or members of Capital Focus III and Partners III have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock in accordance with their respective ownership interests in their respective entities.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As described in Item 4 above, on May 2, 2008, Interpharm Holdings, Inc., Amneal Pharmaceuticals of New York, LLC and certain shareholders of Interpharm Holdings, Inc. listed on the signature pages attached thereto entered into a First Amendment to Asset Purchase Agreement, a copy of which is attached as
Exhibit 16 hereto.

As described in Item 4 above, on May 1, 2008, Tullis-Dickerson Capital Focus III, L.P, Aisling Capital II, LP, Ravis Holdings I, LLC, P&K Holdings, LLC, Dr. Maganlal K. Sutaria, Perry Sutaria, Raj Holdings I, LLC, Raj Sutaria, Ravi Sutari and Bhupatalal K. Sutaria., entered into an Amended and Restated Proceeds Sharing Agreement, a copy of which is attached as Exhibit 17 hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

ITEM 7 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD OF THE FOLLOWING:

16. First Amendment to Asset Purchase Agreement, dated May 2, 2008, by and among Interpharm Holdings, Inc., Amneal Pharmaceuticals of New York, LLC and certain shareholders of Interpharm Holdings, Inc. listed on the signature pages attached thereto.

17. Amended and Restated Proceeds Sharing Agreement, dated May 1, 2008, by and among Tullis-Dickerson Capital Focus III, L.P, Aisling Capital II, LP, Ravis Holdings I, LLC, P&K Holdings, LLC, Dr. Maganlal K. Sutaria, Perry Sutaria, Raj Holdings I, LLC, Raj Sutaria, Ravi Sutari and Bhupatalal K. Sutaria.

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


May 6, 2008                     TULLIS-DICKERSON CAPITAL  FOCUS III, L.P.

                                BY:   TULLIS-DICKERSON PARTNERS III, L.L.C.,
                                ITS:  GENERAL PARTNER

                                By:   /s/ Joan P. Neuscheler
                                      ---------------------------------------
                                      JOAN P. NEUSCHELER
                                      Principal


May 6, 2008                           TULLIS-DICKERSON PARTNERS III, L.L.C.

                                By:   /s/ Joan P. Neuscheler
                                      ---------------------------------------
                                      JOAN P. NEUSCHELER
                                      Principal


May 6, 2008                           /s/ Joan P. Neuscheler
                                      ---------------------------------------
                                      JOAN P. NEUSCHELER

May 6, 2008                           /s/ James L.L. Tullis
                                      ---------------------------------------
                                      JAMES L.L. TULLIS

May 6, 2008                           /s/ Thomas P. Dickerson
                                      ---------------------------------------
                                      THOMAS P. DICKERSON

May 6, 2008                           /s/ Lyle A. Hohnke
                                      ---------------------------------------
                                      LYLE A. HOHNKE

May 6, 2008                           /s/ Timothy M. Buono
                                      ---------------------------------------
                                      TIMOTHY M. BUONO

                                  EXHIBIT INDEX

The Exhibit Index of the Schedule 13D is hereby amended to add the following:

16. First Amendment to Asset Purchase Agreement, dated May 2, 2008, by and among Interpharm Holdings, Inc., Amneal Pharmaceuticals of New York, LLC and certain shareholders of Interpharm Holdings, Inc. listed on the signature pages attached thereto.

17. Amended and Restated Proceeds Sharing Agreement, dated May 1, 2008, by and among Tullis-Dickerson Capital Focus III, L.P, Aisling Capital II, LP, Ravis Holdings I, LLC, P&K Holdings, LLC, Dr. Maganlal K. Sutaria, Perry Sutaria, Raj Holdings I, LLC, Raj Sutaria, Ravi Sutari and Bhupatalal K. Sutaria.